UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 22, 2021, Connect Biopharma Holdings Limited (the “Company”) announced the appointment of Steven Chan as Chief Financial Officer, effective as of November 22, 2021. Mr. Chan succeeds Eric Hall, who had served as the Company’s Interim Chief Financial Officer since August 2020. Mr. Chan will also serve as the Company’s Principal Accounting Officer. Prior to joining the Company, Mr. Chan served as Chief Financial Officer at Delphon Industries LLC, a global materials manufacturer, from April 2019 to November 2021. Prior to this role, from April 2017 to April 2019, Mr. Chan was Vice-President, Finance and Corporate Controller at Arcus Biosciences, Inc. Previously, Mr. Chan served as Vice-President, Finance and Corporate Controller at MyoKardia, Inc. from November 2014 to March 2017 and as Vice-President, Corporate Controller at Solta Medical, Inc. from June 2010 to November 2014. Mr. Chan received a B.S. in Business Administration from the University of California at Berkeley, Haas School of Business and is a Certified Public Accountant in California (inactive status).

The information in the first paragraph under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-254524).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 22, 2021	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Zheng Wei, Ph.D.
		Name:	Zheng Wei, Ph.D.
		Title:	Chief Executive Officer